October 14, 2005

Via EDGAR and FedEx

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W. - Mailstop 6010

Washington, D.C. 20549

Attention:              Jim B. Rosenberg, Senior Assistant Chief Accountant

Joseph Roesler, Staff Accountant

Mary Mast, Senior Accountant

Re:          Heska Corporation
Form 10-K for Fiscal Year ended December 31, 2004
Form 10-Q for Fiscal Quarter Ended June 30, 2005
File No. 000-22427

Ladies and Gentlemen:

Heska Corporation (“Heska” or the “Company”) hereby responds to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated August 29, 2005 in connection with the above-referenced reports on Form 10-K and Form 10-Q (the “Reports”).

For ease of reference by the Staff in reviewing Heska’s responses to each of the comments, each comment is referred to separately by the number set forth in the letter from the Staff dated August 29, 2005 and is also repeated prior to the applicable response.

Form 10-K for the year ended December 31, 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Revenue Recognition, page 16

COMMENT 1:  We believe that your disclosure related to estimates that reduce gross revenue such as product returns and other allowances could be improved.  Please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure:

a)     Provide the nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

b)    Provide the factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.

c)     To the extent that information you consider in b) is quantifiable, provide both quantitative and qualitative information and discuss to what extent information is from external sources (e.g. end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand).  For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could potentially be returned as of the balance sheet date and disaggregated by expiration period.

d)    If applicable, discuss any shipments made as a result of incentive and/or in excess of your customer’s ordinary course of business inventory level.  Discuss your revenue recognition policy for such shipments.

e)     Provide a roll forward of the accrual for each estimate for each period presented showing the following:

•      Beginning balance

•      Current provision related to sales made in current period

•      Current provision related to sales made in prior periods.

•      Actual returns or credits in current period related to sales made in current period

•      Actual returns or credits in current period related to sales made in prior periods, and

•      Ending balance.

f)     In your discussion of results of operations for the period to period revenue comparisons, provide the amount of and reason for fluctuations for each type of reduction of gross revenue, such as product returns and other allowances, including the effect that changes in your estimates of these items had on your revenues and operations.

RESPONSE:

a.             At both December 31, 2004 and 2003, we maintained an accrual for sales returns and allowances of approximately $120,000.  During 2004 and 2003, returns of $367,000 and $46,000, respectively, represented approximately 0.7% and 0.1%, respectively, of our Core Companion Animal Health product revenue.  Through June 30, 2005, our returns experience is consistent with our expectations at that date, and has not indicated that our reserve at that date should have been a significantly different amount.

We do not permit general returns of products sold.  Certain of our products have expiration dates.  Our policy is to exchange certain outdated, expired products for the same product.  At the time of sale, the price to the customer is fixed; the buyer is obligated to pay us, and the obligation is not contingent on the resale of the product; the buyer’s obligation to pay us is not changed in the event of theft, physical destruction or damage to the product; and we do not have significant obligations to bring about the resale of the product. Such exchanges primarily occur with our heartworm diagnostic tests and our early renal damage detection tests.  The purpose of the accrual at each year end is to reduce revenue for the estimated cost of replacing the expired product expected to be returned in the future, based on our historical experience adjusted for any known factors that reasonably could be expected to change historical patterns, such as regulatory actions which allow us to extend the shelf lives of our products.  We sell these products to a large number of individual veterinarians, and have done so for several years.  The amount of expired product returned to us is dependent upon the ability of these numerous veterinarians to use the products in their practice before the expiration date.  To date, the number of returns has not been significant relative to revenue and has not differed materially from our expectations.  As such, we believe that historical information, which results in a relatively narrow band of expected returns, is the most appropriate basis upon which to estimate our returns. We do not believe that other reasonably likely assumptions would result in materially different estimates.

In addition, from time to time, we run promotions whereby our customers are able to earn rebates.  These programs are straightforward, and at each year end, had ended, such that the amount of the rebate was known and was not subject to revision and therefore, no accrual was necessary at the balance sheet date.

Additionally, during fiscal 2004 and through mid-2005, we ran a promotion with our customers whereby they were able to earn free future product based upon purchase volumes.  Our reserve for the obligation to provide such free product was approximately $264,000 at December 31, 2004 and was recorded as a reduction in revenue and an accrued liability at the time that the customer made the qualifying purchases.

As such, our disclosure speaks to the estimates that may be involved during the period reported, as opposed to the amounts reported at each balance sheet date.

b.             We believe the primary factors to be considered when estimating these accruals include current and prior period sales volumes, shelf life/expiration dates of product sold into the marketplace and market activity including competing products and programs.  Over the past several years, our sales volumes have not resulted in significant fluctuations in the reserve for sales returns as the impact of increases in volumes have been offset by an increase in the length of time before our products expire.

c.             We do not believe there is information available from external sources which would improve our estimates. Our products are sold only to veterinarians primarily for use in their clinics including diagnostic instruments and single use diagnostic tests.  We do not sell products which are made available via prescription to the pet owner by the veterinarian which have a right of return.  Our products are used in thousands of veterinary clinics and as such, we are unable to precisely determine what Heska products remain unused at any given point in time; however, we believe that we have substantial historical returns experience to estimate the amount that reasonably could be returned to us at the expiration date.  We respectfully submit that our current disclosures, given the dollar amounts involved relative to our total revenue, adequately discusses our revenue recognition practices, and the critical estimates and judgments we make when recording revenue.

d.             We do not believe that shipments of our products are made in excess of our customers’ ordinary course of business inventory level.  Specifically, we have not engaged in sales practices or promotions that we believe “stuff the channel” with our products.  We do provide incentives at certain points of the year.  These promotions have been ongoing for several years, and at the approximate same times each year, and returns experience for the applicable products are factored into our determination of the estimate for returns and allowances.  Our incentive programs do not create unusual or increased uncertainty around the collectibility of the sales price, the ownership of the product by the customer and the transfer of the risk of ownership thereto, or other factors that would require us to modify our normal revenue recognition policies.

e.             The Company respectfully submits to the Staff that given the amounts of the reserves and the activity within them, as discussed in a) above, the additional information provided by a rollforward would not enhance the reader’s understanding of the Company’s results of operations to a meaningful degree.

f.              As noted above, the amount of returns, and the reserve therefore, represents less than 1% of Core Companion Animal Health product revenue for 2003 and 2004.  As such, fluctuations in the accrual for returns and allowances have not had a significant impact on our revenue or results of operations.  Similarly, the amount of reserves for promotional programs has not had a significant impact on our revenue or results of operations.

Liquidity, Capital Resources and Financial Condition

Contractual Obligations, page 24

COMMENT 2:  We refer to the last paragraph on page 30 of your 2004 Form 10-K where you disclose that several of your commercial arrangements call for you to pay milestones and royalties.  Please clarify for us whether these payments meet the criteria as a purchase obligation and are included in your contractual obligations table pursuant to Item 303(a)(5) of Regulation S-K. If they are not included, tell us your basis for a) excluding them from the table and b) not providing disclosure to the table informing investors that it excludes these types of payments and the reasons therefore.  Please refer to Financial Reporting Release 72, section IV.

RESPONSE:

The Company currently has approximately $220,000 of minimum annual royalties obligations under its licensing agreements.  Of this amount, approximately $170,000 has been paid through the normal course of business based on sales which significantly exceed the annual minimums.  The remaining approximately $50,000 of minimum annual royalties have been paid through a combination of proceeds from product revenue and payment of the minimum in excess of royalties generated by the sale of product.  Our interpretation of Item 303 (a)(5) and the definition provided in paragraph (D) to date was that disclosure should include only purchases of goods and services.  We have viewed royalty payments as neither purchases of goods nor services and therefore outside the scope of 303 (a)(5).  As the majority of our minimum annual royalty obligations were being met in the normal course of our business and, given magnitude of the numbers above, we did not feel this information was material and merited specific supplemental disclosure in a discussion of our liquidity, capital resources and financial condition.

We have decided to interpret 303 (a)(5) more broadly going forward and will include minimum annual royalties in future presentations of our table of contractual obligations under unconditional purchase obligations.

Consolidated Financial Statements

Consolidated Financial Statements of Cash Flows, page 43

COMMENT 3:  We note from your statement of cash flows that you have included proceeds from licensing of technology and product rights and capitalized patent costs as investing activities.  Please tell us your basis for including these items as investing activities.  Please cite the authoritative guidance used, including paragraph reference, so we may better understand your response.  In addition, please clarify for us in disclosure-type format where the revenue from licensing of technology and product rights is included in your Statements of Operations.  Tell us your basis for the presentation.

RESPONSE:

We have historically entered into two distinctly different types of transactions involving our technology rights and product rights and our basis of presentation in our statement of cash flows of the proceeds from such transactions is dependent upon the type of transaction.  For those licensing arrangements where Heska grants the purchaser full ownership rights of the technology and/or the products (but retains the obligation to ensure that patents are maintained), the cash received is recognized in investing activities for cash flow purposes as we have transferred all rights to the asset to the purchaser, in a manner similar to a sale.  We believe that this is consistent with the guidance of paragraph 16 of SFAS 95.

The second type of transaction involves the licensing of rights to use technology or market specific products but which does not result in the transfer of ownership or impair our ability to use the remaining rights to the technology for our own purposes.  Because we view such transactions as a component of our core business operations, we recognize the proceeds received from such transactions as cash flow from operations., and note that SFAS 95, paragraph 21 notes that “operating activities generally involve . . . providing services.”

We capitalize certain costs, primarily payments to third-party law firms for patent prosecution, related to the patented technology underlying a variety of long-term licensing arrangements.  We own a portfolio of patents not currently utilized in our product development or manufacture.  Several entities have paid upfront licensing fees to utilize the technology supported by these patents in their own product development efforts.  Because we believe that we have an obligation to defend the underlying patents, we defer the revenue associated with these long-term agreements and the direct and incremental costs of prosecuting the patents that support the agreements.  The capitalized expenditures are included in cash used for investing activities since, like a capital expenditure to improve a building or add a piece of equipment, the cost is a necessary investment into a productive asset to maintain [protect] our future revenue process.  We note that SFAS 95, paragraph 17(c) states that investing activities include “Payments at the time of purchase or soon before or after purchase to acquire property, plant, and equipment and other productive assets [emphasis added].”

The revenue from the licensing of technology and product rights is included in the caption “Research, development and other” which is shown after “Total product revenue, net” in the Statement of Operations.  Included in that caption is revenue from research and development projects for third parties, amortization of deferred up front fees from long-term licensing arrangements, royalties and any licensing fees received which do not require deferral.  We believe it is in the normal course of our business operations to utilize our research strengths to provide services to third parties, develop and license our own technologies, to maintain the validity of patents underlying technology and product licenses and create products from which we can derive future royalties.  We believe revenue from licensing of technology and product rights is best characterized as “other” in our “Research, development and other” revenue line item as it does not relate to products we sell, but to products potentially sold by third parties.  To clarify this to investors, we will add the following disclosure to our Critical Accounting Policies and Estimates going forward:

“Revenue from licensing technology and product rights is reported in our Research, development and other revenue line item.”

Note 2. Summary of Significant Accounting Policies, page 44

Revenue Recognition, page 47

COMMENT 4:  Please tell us in disclosure-type format the basis for recognizing research and development sponsored revenue at the lower of proportional performance or cash received.

RESPONSE:

We believe it is appropriate that cash received up front for a research project be deferred, even if nonrefundable, and recognized systematically as the services are delivered over the term of the arrangement or the expected period of performance.  When we perform the research services in advance of receiving cash, even with a contractual arrangement, significant uncertainty may exist as to collectibility for these efforts and therefore recognition of the revenue is contingent on the receipt of payment We established our accounting policy for sponsored research and development projects under the guidance of then-in-effect Staff Accounting Bulletin 101 and by analogy to EITF 91-6, “Revenue Recognition of Long-Term Power Sales Contracts.”  EITF 91-6 defines the Expected Revenue method which the Company adopted as its accounting policy for transactions such at these.

We supplementally advise the Staff that this type of revenue is of decreasing significance to our total revenue.  Revenue from sponsored research and development projects for third parties as a percentage of total revenue has been 3.65%, 1.51%, 0.77% and 0.88% for the fiscal years ended December 31, 2001, 2002, 2003 and 2004, respectively.  We do not anticipate any significant increases in the near future for this particular type of revenue activity, and as such, intend to remove the discussion from our future disclosures.

Form 10-Q for the six months ended June 30, 2005

Note 2. Summary of Significant Accounting Policies

Stock-Based Compensation

COMMENT 5:  We noted that your management salaries were frozen for 2005 and some of your non-management salaries are below market value.  The historical financial statements should reflect reasonable compensation levels.  Please confirm that you are recording compensation expense for the management salaries that have been frozen and reasonable compensation salaries for non-managerial employees with a corresponding charge to contributed capital.

RESPONSE:

We are recording compensation expense for the management salaries which have been frozen.  This compensation expense includes salaries of $341,000 for our Chairman and Chief Executive Officer; $221,500 for our Executive Vice President, Chief Financial Officer and Secretary; $198,000 for our Executive Vice President, Intellectual Property and Business Development; and $157,000 for our Vice President, Controller and Principal Accounting Officer.

Any analysis of a “market value” or “reasonable” salary for an individual will be inherently subjective and must by its nature result in a range of potential values.  There is no single number by which we can say with any certainty an individual is overcompensated if paid one dollar above and undercompensated if paid one dollar below.  So while we may freeze an individual’s salary for a given year or give that individual a raise below the average raise in his job function, the individual’s salary may remain in its “market value” or “reasonable” range of potential values.

We noted in both our Form 10-K for the year ended December 31, 2004 and our Form 10-Q for the six months ended June 30, 2005 that our management team had requested that their salaries be frozen for 2005 and that many non-management employees’ 2005 raises [emphasis added] were at below market levels.  While the raises to many non-management employees were below market, we believe all non-management employees have salaries which are within market value and reasonable ranges.  Non-management personnel received increases that averaged approximately 2.5% as compared to an estimated market rate of approximately 3.5%.  We also believe the salaries paid to our management team are within market value and reasonable ranges.  Based upon our belief that the current compensation levels are reasonable, no additional compensation has been recognized.

We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 970-493-7272 extension 4105, if you have any questions regarding the responses to the Staff’s comment letter.

Sincerely,

Jason Napolitano
Executive Vice President, Chief Financial Officer and Secretary